Exhibit 99.3

background information

Analyst and Media enquiries, please contact Julie Sheather on Tel: 61 2 8274 5206 Mob: 0409 514 643 or Steve Ashe on Tel: 61 2 8274 5246 Mob: 0408 164 011
25 February 2004

James Hardie and the Medical Research and Compensation Foundation

Background Information

The NSW Government has announced the establishment of a Special Commission of Inquiry into the circumstances surrounding the establishment in 2001 of the Medical Research and Compensation Foundation (the Foundation) by James Hardie Industries Limited (JHIL), what JHIL knew about future asbestos liabilities at that time and whether those liabilities were underfunded.

JHIL established the Foundation in February 2001 with assets of $300m to meet future claims against the two former James Hardie Group companies that manufactured products containing asbestos. The Foundation announced in October last year that it now expects its liabilities to be as high as $1 billion, and says the total liability across all private and government defendants in Australia could be as high as $6 billion.

The following Frequently Asked Questions and Answers provide background information from James Hardie Industries NV (James Hardie) on issues of relevance to this inquiry that are of broad public interest.

1.	What are the allegations being made against James Hardie?

In October 2003, the Medical Research and Compensation Foundation filed its annual accounts with ASIC along with a statement claiming that its latest actuarial projection revealed a national potential future liability of up to $6 billion, and that the Foundation’s share of this was around 15% or $1 billion. As a consequence, it expected to have insufficient funds to meet future claims.

In the same statement, the Foundation said that it had unsuccessfully sought additional funds from James Hardie, and that it was investigating legal options against the company.

The Foundation and a number of other groups and individuals including trade unions, plaintiffs’ lawyers and representatives of asbestos disease sufferers have accused James Hardie of deliberately under-funding the Foundation, and of undertaking a corporate restructuring in order to escape or limit its liabilities. These allegations are incorrect and cannot be substantiated.

2.	Does James Hardie believe the Foundation was provided with enough money to deal with asbestos related claims? If so, why is it now running out of money?

Yes. The JHIL Board at the time set aside around $300 million, which is what experts said at the time was needed to provide certainty for future claimants. The entire assets of the two companies that manufactured products containing asbestos were provided to the Foundation, along with an extra $90 million beyond any legal obligation – money that would not have been available for claimants if the Foundation had not been established.

Based on everything we know, we cannot understand how the figures being claimed by the Foundation can be accurate. They are a dramatic departure from a well-established trend over 15 years.

3.	Will James Hardie provide the Foundation with additional funds to meet future claims? If not, why not?

We do not know the assumptions behind the claims being made by the Foundation, let alone the reasons such a dramatic change may have occurred. There is clearly no funding shortfall today with around 80% or $250 million of the Foundation’s assets still intact, and we don’t see any circumstances under which we would be obliged to supplement existing funds.

The JHIL Board at the time set aside around $300 million, which is what experts said was needed to provide certainty for claimants, that included all the assets of the companies with asbestos liabilities plus an additional $90 million beyond any legal liability – money that would not have been available for claimants if the Foundation had not been established. That is more than any of the other 150-odd defendants have done.

If the situation has changed as dramatically as the Foundation now says, then this is clearly an issue much bigger than any James Hardie company, and requires government investigation. There can be no call on the company to do more.

4.	Why do you say the issue is broader than James Hardie? Surely none of the other defendants have a set amount available for compensation as the Foundation does?

Contrary to popular belief, the James Hardie Group of companies are not responsible for the majority of asbestos liabilities in Australia. Asbestos was used in more than 3000 different products in hundreds of industries by both government departments and private enterprises. The use of asbestos was specified by government in many applications ranging from public housing to power stations, trains, schools and hospitals, to defence and shipping. The importation of asbestos into Australia was only banned by governments on December 31, 2003.

The two former James Hardie Group companies are two of around 150 defendants in asbestos litigation, and based on the Foundation’s own figures they account for $1 billion of the predicted $6 billion future liabilities in Australia.

Since the Foundation’s announcement last year, media reports have indicated that the future liabilities of the Federal government have experienced a three-fold increase to $1 billion, and the South Australian government is reported as having around $600 million in liabilities. It appears that other states have either not gathered information about their own liabilities, or have not reported publicly on what they might be. Figures from the NSW Dust Diseases Tribunal (DDT) indicate that

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the total claims being made may be growing at a faster rate overall than the claims against the Foundation.

Until the extent of these future liabilities is known, it is impossible to say whether the contingent liabilities set aside by the many private companies involved (or their entire asset base) will be enough. It will be impossible to know just how big the unfunded liabilities of the various governments may be and how these liabilities will be met.

Without considering if and whether the Foundation’s claims are true for all defendants, it will not be possible to identify what is driving that dramatic change, and any solutions necessary to ensure that all future asbestos victims receive proper compensation. The NSW Government last year flagged forum shopping from other states and overseas into the NSW DDT as one area requiring reform.

There are also several legal cases underway, such as the Hay Case referred back to the NSW Court of Appeal from the High Court last year, which could have a significantly positive impact on the Foundation’s funds, and increase the liabilities of the NSW Government. The recent CGU vs Orica case has implications for the relative liabilities between manufacturers and insurers.

The responsibility for asbestos-related disease does not belong exclusively to the former James Hardie Group companies. The Foundation can’t possibly be held responsible for the responsibilities of others.

5.	Is James Hardie concerned that as a result of the Foundation running out of funds, sufferers of asbestos-related disease may not receive any compensation?

There is no doubt that people affected by asbestos deserve proper compensation. That is why the Foundation was established. It still has around $250 million available today to compensate those with legitimate claims against the two former companies. The directors of the former parent company did not believe that the Foundation would run out of money, and based on everything we know, we cannot understand how the figures now being claimed by the Foundation can be accurate.

It is impossible to determine the adequacy of the Foundation’s funds without looking at what has changed for all defendants over the past three years. If there is a problem looming for future claimants against the Foundation, then clearly that same problem exists for every other defendant, including the NSW Government.

6.	Does James Hardie have any legal liability to provide more funds to the Foundation? What about the moral liability?

Everything that was done in setting up the Foundation was fair, legitimate and transparent. According to the advice of experts at the time, the amount JHIL gave the Foundation meant that it had sufficient assets to meet all future legitimate claims.

There was no liability for the parent company before the Foundation was established, and there is no liability now. That is a fact that has been tested through the courts and was completely unchanged by either the establishment of the Foundation or the corporate restructure.

The amount of money available for claimants increased by about $90 million as a result of the creation of the Foundation. In order to provide these additional funds, the Board at the time struck a difficult moral balance between the interests of claimants and the interests of shareholders.

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7.	Have you discussed the allegations against James Hardie with the Government? If so, why has an Inquiry been initiated?

Yes. At the time the Foundation was established, the company sought and provided briefings to the NSW Premier’s Office, the Office of the NSW Special Minister of State, various Federal Government departments and the NSW Labor Council. At those briefings, the company offered to walk interested parties through the detail behind the establishment of the Foundation and provide access to experts’ reports and financial modelling. None of these offers to provide more detailed information were taken up.

JHIL also wrote to trade unions, plaintiffs’ law firms and representatives of asbestos disease sufferers providing detailed information about the establishment of the Foundation and offering to meet with interested parties to discuss any concerns.

Further briefings have been sought and provided to Ministers and ministerial and departmental staff from state and federal governments since the Foundation released its statement last year. The company has also offered briefings and meetings to unions, but these offers have not been taken up.

We cannot speculate on why the government has decided to pursue an Inquiry rather than respond to the repeated offers by James Hardie to provide detailed information, and can refer only to the public calls for such an Inquiry made by unions and others.

8.	What is James Hardie’s response to the establishment of this Inquiry?

We will co-operate fully with the Inquiry. We have repeatedly offered to walk the NSW Government through the detail of the establishment of the Foundation, and we are happy to provide that detail to the Inquiry.

We are cautiously optimistic that it will provide a forum to address the many accusations being made against the company and to correct the misconceptions held by parts of the community.

9.	Does the announcement of the Inquiry suggest that there are no legal avenues to pursue against James Hardie? Do you expect the Foundation to continue with legal action?

We cannot speculate on the legal position of others, but we are confident that there is no legitimate basis on which legal action could be launched against us. We would defend any claim vigorously, confident of success.

The funds set aside in 2001 were more than those legally required. According to the advice of experts at the time, the amount JHIL gave the Foundation meant that it had sufficient assets to meet all future legitimate claims. We understand that close to 80% of those funds are still available today.

10.	Does James Hardie believe the asbestos claims system should be reformed and if so, how?

If what the Foundation says is right, then it is clearly a systemic issue that extends far beyond the two former James Hardie Group companies. Those companies are just two of 150 defendants in asbestos litigation and, based on the Foundation’s own figures, are liable for around 15% of claims. Asbestos was used in more than 3000 different products in hundreds of industries, by both government departments and private enterprises.

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If the NSW Government is serious about addressing this important community issue, it needs to make sure that the needs of all asbestos victims will be met. That will not be achieved if the Inquiry is allowed to degenerate into a witch-hunt against James Hardie Group companies.

We need to find out what has changed, what affect that has on all future claimants and defendants, before determining the nature of any reform.

Ends

Media/Analysts call:

Julie Sheather
Vice President Public Affairs
Telephone: 61 2 8274 5206
Mobile: 0409 514 643
Email: julie.sheather@jameshardie.com.au

Or

Steve Ashe
Vice President Investor Relations
Telephone: 61 2 8274 5246
Mobile: 0408 164 011
Email: steve.ashe@jameshardie.com.au

Facsimile: 61 2 8274 5218

This release is available from the Investor Relations section of the company website at www.jameshardie.com

Disclaimer

The background information contains forward-looking statements. Words such as “believe,’’ “anticipate,’’ “plan,’’ “expect,’’ “intend,’’ “target,’’ “estimate,’’ “project, “ “predict, “ “forecast,’’ “guideline,’’ “should,’’ “aim’’ and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors, which are further discussed in our reports submitted to the Securities and Exchange Commission on Forms 20-F and 6-K and in our other filings, include but are not limited to: competition and product pricing in the markets in which we operate; general economic and market conditions; compliance with, and possible changes in, environmental and health and safety laws; dependence on cyclical construction markets; the supply and cost of raw materials; our reliance on a small number of product distributors; the consequences of product failures or defects; exposure to environmental, asbestos or other legal proceedings; and risks of conducting business internationally. We caution you that the foregoing list of factors is not exclusive and that other risks and uncertainties may cause actual results to differ materially from those contained in forward-looking statements. Forward-looking statements speak only as of the date they are made.

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